Exhibit 21.1

Sundial Growers Inc.

Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation

Sprout Technologies Inc.	Alberta, Canada

KamCan Products Inc.	British Columbia, Canada

2011296 Alberta Inc.	Alberta, Canada

Sundial Deutschland GmbH	Germany

Sundial Portugal, Unipessoal LDA	Portugal

Pathway Rx Inc.	Alberta, Canada

2657408 Ontario Inc.	Ontario, Canada
NGBA-BC Holdings Ltd.	British Columbia, Canada